Filed Pursuant to Rule 253(g)(2)

File No. 024-12238

SUPPLEMENT NO. 4 DATED AUGUST 20, 2024

MASTERWORKS 274, LLC

This Supplement No. 4 dated August 20, 2024 (this “Supplement”), supplements the Offering Circular of Masterworks 274, LLC dated May 11, 2023, which forms an integral part of the offering statement on Form 1-A originally filed by us with the Securities and Exchange Commission on April 28, 2023 and qualified on May 9, 2023, as may be further amended and supplemented (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circular. Except as set forth in this Supplement, the Offering Circular remains unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circular relating to certain artist metrics discussed therein. Particularly, the Masterworks public sale database has been updated as of June 30, 2024 and as a result, the Record Price Appreciation and Median Repeat Sale Pair Appreciation data listed in the “Description of Business – Record Price Appreciation” and “Description of Business – Median Repeat Sale Pair Appreciation” sections of the Offering Circular have been updated, as applicable, as shown below.

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
George Condo	22.5%	$2,500	May 6, 1986	$5,805,900	June 30, 2024

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
George Condo	15.4%	96	May 8, 1996	June 27, 2024